June 10, 2005


Via Facsimile at (772) 231-5947 and U.S. Mail

Kevin R. Keating
President
Chiste Corporation
936A Beachland Boulevard
Suite 13
Vero Beach, FL  32963

Re:	Chiste Corporation
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder
Filed May 31, 2005
File Number 5-61797

Dear Mr. Keating:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Information Statement
1. Please elaborate upon the amount and source of consideration used
to effect the change of control transaction.  Specifically, while we
note that shares of Series B Convertible Preferred Stock were issued
pursuant to the terms of the Exchange Agreement, it is not clear how
many shares were issued or in what proportion to each member of HydroGen. See Item 6(e) of Schedule 14A.
2.
We note your indication that the Management Designates and the KRM Fund Designates are expected to be appointed within 30 days following the Closing.  We presume that you will provide shareholders will the
identity of these appointees, along with information required pursuant to Item 401 of Regulation S-K. Please revise to advise shareholders as to how and when they will be notified of this information.
Committees of Board of Directors, page 10
3. Please revise to ensure that you have provided all of the information required pursuant to Item 7(d) of Schedule 14A, including information regarding whether or not the company has standing nominating and compensation committees and, if not, in the case of a nominating committee, why not.  See Item 7(d)(1) and (2) of
Schedule
14A. Please also ensure that you have provided the required disclosure pursuant to Items 7(f) and (h) of Schedule 14A. Security Ownership of Certain Beneficial Owners and Management, page
18
4. In the future, please note that the footnotes to the beneficial ownership table should identify the natural person who controls, i.e.
voting or investment power, the stock owned by entities listed in the table. See Exchange Act Rule 13d-3. For example, please disclose who has control over the common stock owned by Keating Reverse Merger
Fund, LLC and Aztore Holdings, Inc.

Form 8-K filed on May 18, 2005
5. We note that this document was filed pursuant to Items 1.01 and
9.01 of Form 8-K. In light of the change in control of the issuer, it would appear that Items 5.01 and 5.02 are also applicable and, because of the issuance of the Series B Preferred Stock, Item 3.02 is also applicable to this change of control transaction. Please revise to file an amended Form 8-K reflecting these additional items and the related disclosure, or tell us why you believe those items are not applicable to this transaction. Please also re-file the document on
EDGAR to revise your discussion under Item 9.01 in the amended
Form
8-K to indicate when you will file the required financial statements in connection with the business acquired in the change of control transaction, or tell us why you believe such information is not necessary. See Item 9.01(a)(4) of Form 8-K.

Closing comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

------
       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


June 10, 2005
Mr. Kevin R. Keating
Chiste Corporation
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE